Filed by Ideation Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act
of 1934, as amended.

Subject Company: Ideation Acquisition Corp.
(Commission File No. 001-33800)

and

ID Arizona Corp.
(Registration Statement No. 333-158336)
Ideation Acquisition Corp. and SearchMedia International Limited Announce
Participation in Upcoming Investor Conferences
Wilmington, Delaware — May 7, 2009 — Ideation Acquisition Corp. (“Ideation” or the “Company”) (NYSE Amex: IDI, IDI.U, IDI.WS) and SearchMedia International Limited (“SearchMedia”) announced today that Robert Fried, President and CEO of Ideation, Garbo Lee, President of SearchMedia, Jerry Lin, Senior Vice President of SearchMedia and Earl Yen, Vice Chairman of SearchMedia, are scheduled to present at the following upcoming investor conferences:
•	Tuesday, May 19, 2009 at 12:35 p.m. Eastern Time at the Oppenheimer 3rd Annual China Dragon Call Conference in New York City.

•	Wednesday, May 20, 2009 at 9:30 a.m. Pacific Time at the Eighth Annual JMP Securities Research Conference in San Francisco, CA. A live and archived webcast of this presentation and a copy of the presentation slides will be available on the Investor Relations section of the Ideation website at www.ideationacquisition.com.
About Ideation Acquisition Corp.
Ideation is a publicly traded special purpose acquisition corporation, or SPAC, formed to acquire one or more businesses with a focus on the media sector. As of December 31, 2008, Ideation has in its trust account approximately US$78.8 million (including deferred underwriting fees of US$2.7 million) from the proceeds raised through its initial public offering in November 2007 and interest thereon. As of December 31, 2008, the amount per share available upon liquidation of the trust was approximately US$7.8815. Ideation is headquartered in Wilmington, Delaware.
About SearchMedia
SearchMedia is a leading nationwide multi-platform media company in China. It is one of the largest integrated operators of outdoor billboard and in-elevator advertising networks in China. SearchMedia currently owns and operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface area and one of China’s largest networks of in-elevator advertisement panels consisting of over 180,000 frames in 59 cities around China. SearchMedia ranked first in market share of in-elevator advertising displays in 13 out of the 26 most affluent cities in China and ranked second in an additional nine of these cities, according to a leading international research company in China. Additionally, SearchMedia operates a network of over 1,200 large-format light boxes in concourses of eight major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator portfolios, in addition to its subway advertising platform, create an attractive multi-platform “one-stop shop” service for its local, national and international advertising clients that numbered more than 700 cumulatively since its inception.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting Ideation and SearchMedia, their ability to complete a business combination and those other risks and uncertainties detailed in Ideation’s filings with the Securities and Exchange Commission. Ideation and SearchMedia caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Ideation and SearchMedia do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.
Participation in Solicitation/Additional Information
In connection with the proposed transaction, Ideation and ID Arizona Corp. filed a preliminary Proxy Statement/Prospectus with the Securities and Exchange Commission on March 31, 2009, which is subject to review by the SEC. A definitive Proxy Statement/Prospectus will be mailed to Ideation stockholders. INVESTORS AND SECURITY HOLDERS OF IDEATION ARE URGED TO READ A DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Ideation through the website maintained by the SEC at www.sec.gov under the registrant names Ideation and “ID Arizona Corp.” Free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ideation, 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19801.
Ideation, SearchMedia and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ideation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on March 20, 2009, and information regarding SearchMedia’s directors and executive officers is available in Ideation’s and ID Arizona Corp.’s preliminary Proxy Statement/Prospectus, which was filed with the SEC on March 31, 2009, and can be found on the SEC website at www.sec.gov under the registrant name “ID Arizona Corp.” Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Contact:
Devlin Lander
ICR
(415) 292-6855